John Hancock Tower, 20th Floor
200 Clarendon Street
Boston, Massachusetts 02116
Tel: +1.617.948.6000 Fax: +1.617.948.6001
www.lw.com

FIRM / AFFILIATE OFFICES

	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
April 29, 2013	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
VIA EDGAR AND COURIER	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Mr. Jeffrey P. Riedler	Milan
Division of Corporation Finance
U.S. Securities and Exchange Commission	File No. 052628-0002

100 F Street, NE

Washington, DC 20549

Re:	Aratana Therapeutics, Inc.

Registration Statement on Form S-1

Filed March 20, 2013

File No. 333-187372

Dear Mr. Riedler:

On behalf of Aratana Therapeutics, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-187372) (the “Registration Statement”). An electronic version of Amendment No. 1 to the Registration Statement was filed with the Commission through its EDGAR system on April 11, 2013 and an electronic version of Amendment No. 2 (the “Amendment”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of the Amendment has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated April 16, 2013, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein, have the meanings in the Registration Statement.

April 29, 2013

General

1. We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

Response: The Company acknowledges the Staff’s comment and will file all exhibits in time to give the Staff sufficient time to review the exhibits prior to distribution of the preliminary prospectus.

2. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: The Company confirms that the graphics included in the Amendment are the only graphics the Company intends to use in its prospectus.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company supplementally provides to the Staff by courier with this letter a copy of the slide presentation that has been used by the Company in meetings with potential investors and correspondence with a potential investor in reliance on Section 5(d) of the Securities Act. No other written communications have been presented by the Company to potential investors in reliance on Section 5(d) of the Securities Act. The Company is not aware of any research reports about the Company that have been published or distributed in reliance on Section 2(a)(3) of the Securities Act. If any additional such materials are prepared, published or distributed as permitted under the Jumpstart Our Business Startups Act in the future, the Company hereby undertakes to provide such materials to the Staff on a supplemental basis.

4. We note your statement, “Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information.” It is not appropriate to infer that you are not liable for statements included in your registration statement. Please delete this sentence or specifically state that you are responsible for the referenced information.

Response: In response to the Staff’s comment, the Company has revised the disclosure to delete the statement.

Prospectus Summary

Overview

Our Company, page 1

5. In the third paragraph of this section, please disclose when you filed Investigative New Animal Drug applications for AT-001 and AT-002 and when you plan on filing an Investigative New Drug application for AT-003.

April 29, 2013

Response: In response to the Staff’s comment, the Company has disclosed the Investigative New Animal Drug application filing dates in the table on pages 4 and 72 of the Amendment.

Our Company, page 1

6. Please clarify how many animal health products your Chief Scientific Officer and Head of Drug Evaluation and Development have successfully led through regulatory approval.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 1, 43, 71 and 74 of the Amendment.

7. Please describe the meaning of the terms “dose confirmation studies” and “pivotal effectiveness studies” the first time you use them.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 1, 43 and 71 of the Amendment.

Differences Between Human and Pet Therapeutics, page 2

8. We note your disclosure regarding your thoughts about what makes the pet therapeutics market attractive. Please expand your disclosure to discuss what makes the pet therapeutics market less attractive including the disadvantages that people will not generally spend as much to care for their pet’s health as they will to care for their health or the health of their human family members and that less of the medication cost is reimbursed from medical insurance as veterinary expenses are mostly private pay.

Response: In response to the Staff’s comment, the Company has expanded the disclosure appearing on pages 4 and 72 of the Amendment.

Our Product Candidates, page 4

9. Please expand your disclosure in this section to state from which companies you have licensed your three compounds.

Response: We respectfully direct the Staff to the table on pages 4 and 72, which identifies the licensor for our three compounds. We have also revised the disclosure ahead of the table to make it clear that this information appears in the table.

Our Strategy, page 4

10. We note your last bullet point in this section and your expansive disclosure on page 65 regarding your established experience in pet therapeutics. Please advise us why this disclosure is appropriate given that your experience in pet therapeutics as a corporation is limited as you have three products in development, no commercial products and no experience in marketing and distributing commercial veterinary products. Alternatively, please delete these statements from your disclosure.

April 29, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 70 of the Amendment to reflect that the Company’s management team has established experience in the human biopharmaceutical and animal health industries. The Company believes the experience of its management team in these industries is directly applicable to, and in many cases overlaps with, the pet therapeutics industry. While the Company itself is young, the management team’s experience in the industry, developing and commercializing the same types of products that the Company intends to develop and commercialize, provides a deep foundation of directly relevant knowledge and experience that the Company believes it can leverage to successfully identify, develop and market products in the pet therapeutics industry. The Company believes that an investor’s awareness of its management’s experience is important and relevant to the investor’s understanding and evaluation of the Company.

Summary Financial Data, page 7

11. You appear to exclude from your pro forma financial information certain material transactions that occurred subsequent to the balance sheet date. To the extent that these transactions will have a material impact on your financial statements and/or capital structure, it appears that these transactions should be reflected in the pro forma financial information. Please revise your disclosure or tell us why this pro forma financial information is not material to investors. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response: The Company respectfully advises the Staff that the revised pro forma financial information appearing in Summary Financial Data on page 8 of the Amendment is now presented for the year ended December 31, 2012 and for the three months ended March 31, 2013 and as of March 31, 2013. Accordingly, the historical financial information used to prepare the pro forma financial information as of and for the three months ended March 31, 2013 reflects the material transactions that occurred during the three months ended March 31, 2013. No additional material transactions have occurred subsequent to March 31, 2013 and prior to the filing of the Amendment.

Risk Factors

Risks Related to Our Limited Operating History and Financial Condition

We may require substantial additional financing to achieve our goals, and a failure…, page 9

12. Please revise your disclosure in this section to quantify the amount of your cash and cash equivalents and working capital as of December 31, 2012.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 10 of the Amendment.

Risks Related to Our Business

We rely completely on third-party manufacturers to manufacture the supplies…, page 15

13. Please expand your disclosure in this section to disclose that you agreed to develop a manufacturing process for AT-001 that is cGMP compliant and engaged a contract manufacturer that is developing the API process according to ICH standards. Please identify this contract manufacturer and disclose the risks involved.

April 29, 2013

Response: In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 16 of the Amendment.

The commercialization of any of our product candidates could be stopped…, page 16

14. We note that Pacira has the obligation to provide only a specified percentage of your requested commercial quantity of bulk finished drug product during a specified time period following commercial launch of AT-003. Please disclose the “specified percentage” and the “specified time period.”

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 17 of the Amendment. The Company respectfully advises the Staff that on April 11, 2013 it submitted to the Staff a confidential treatment request (the “Confidential Treatment Request”) related to certain terms of the supply agreement, including the exact percentage of the Company’s requested commercial quantity of bulk finished drug product during the term. As described therein, the Company believes that the disclosure of this exact percentage would result in competitive harm to both it and Pacira and that the amount should remain confidential. In an effort to assist investors in understanding the scope of the agreement, the Company has revised the disclosure to provide a range that includes that specified percentage.

15. We note that you rely on your contract manufacturers to obtain any raw materials necessary to manufacture your products. Please expand your disclosure to identify the suppliers which your manufacturers are dependent upon and the products to which the suppliers relate.

Response: In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 17 of the Amendment.

Our ability to use our net operating loss carryforwards to offset future taxable…, page 20

16. Please expand your disclosure in this section to quantify your net operating loss carry forwards and disclose when they begin to expire.

Response: In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 21 of the Amendment.

Generic products may be viewed as more cost-effective than our products, page 20

17. Please expand your disclosure in this section to provide the expiration dates of your material patents.

Response: In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 22 of the Amendment.

April 29, 2013

Risks Related to Our Intellectual Property

We currently own one patent application, license the issued patents covering…, page 20

18. Please expand your disclosure in this risk factor to describe the one patent application covering part of your AT-002 product candidate and your other material patents which you license from RaQualia and Pacira.

Response: In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 22 of the Amendment.

We may become subject to third parties’ claims alleging infringement of…, page 21

19. To the extent you have received notice of patent infringement, patent challenges or related legal action or you are aware that RaQualia or Pacira have received such notices, please discuss the situation and potential consequences in this risk factor discussion. Similarly, revise the risk factor entitled “We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful” if you, RaQualia or Pacira have initiated any actions related to possible infringement of your intellectual property.

Response: The Company supplementally advises the Staff that it has not received any notice of patent infringement, patent challenges or related legal action and is not aware of RaQualia or Pacira receiving any such notices. The Company also has not initiated any actions related to possible infringement of its intellectual property and is not aware of any such actions by RaQualia or Pacira.

If our efforts to protect the proprietary nature of the intellectual property…, page 22

20. To the extent that you have initiated any claims regarding the wrongful use or disclosure of trade secrets or other proprietary information, please revise your disclosure to discuss such claims and the potential consequences. Similarly, revise the risk factor entitled “We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties” if you have received notice of any claims regarding the wrongful use or disclosure of trade secrets or other proprietary information by one of your employees to discuss such claims and the potential consequences.

Response: The Company supplementally advises the Staff that it has not initiated any claim regarding the wrongful use or disclosure of trade secrets or other proprietary information, nor is the Company aware of any notice of any claim regarding the wrongful use or disclosure of trade secrets or other proprietary information by its employees.

Obtaining and maintaining our patent protection depends on compliance…, page 24

21. To the extent that you or your licensors have not complied with any procedural, documentary, fee payment or other requirements during the patent process, please expand your disclosure to discuss the situation and consequences.

April 29, 2013

Response: The Company supplementally advises the Staff that it has complied with, and is not aware of any noncompliance by its licensors with, any procedural, documentary, fee payment or other requirement during the patent process.

Risks Related to government Regulation

The regulatory approval process is uncertain, requires us to utilize significant…, page 25

22. To the extent that you have failed to comply with CVM and other applicable United States and foreign regulatory requirements and have become subject to administrative or judicially imposed sanctions, please describe the situation and consequences.

Response: The Company supplementally advises the Staff that it has not become subject to administrative or judicially imposed sanctions due to failure to comply with CVM or other applicable United States or foreign regulatory requirements.

Use of Proceeds, page 34

23. We note that you have not determined the amount you plan to spend on any of the purposes listed in this section or the timing of these expenditures. We understand that your use of the proceeds of this offering is subject to change based upon the factors disclosed elsewhere in your registration statement. Nevertheless, you should provide your best estimate of the amount of proceeds that will be used for each of the purposes listed in this section as of the date of this prospectus. In regard to the funds that will be used to develop your current products candidates, please describe how far in the development process these funds will bring each of your three product candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 36 of the Amendment.

Dilution, page 37

24. It appears that your calculation of historical net tangible book value include convertible preferred stock. The amounts attributable to preferred shareholders would only be available to common shareholders upon the conversion of preferred stock to common stock. Please revise your calculations of historical net tangible book value to exclude convertible preferred stock or explain to us the basis for your calculation.

Response: In response to the Staff’s comment, the Company has revised its calculation of historical net tangible book value on page 39 of the Amendment to exclude convertible preferred stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Research and Development, page 44

25. You disclose that “if we do not identify costs that have been incurred or if we underestimate or overestimate the level of services performed or the costs of these services, our

April 29, 2013

actual expenses could differ from our estimates.” Please revise to disclose how accurate the estimates have been in the past, including any material changes in estimates in the periods presented. Please refer to Section 501.14 of the Financial Reporting Codification added by FR-72.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 47 of the Amendment to disclose how accurate its estimates have been in the past.

Grants of Stock-Based Awards, page 47

26. Please revise your disclosure to further explain the increases in the common stock values between each valuation date. In your disclosure, describe how your research and development projects have progressed, quantify the inputs you utilized in valuing the common stock at each valuation date, and explain why those inputs have changed from the previous valuation date. Continue to update your disclosure for all equity related transactions through the effectiveness date of the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 49-54 of the Amendment. The Company supplementally advises the Staff that no additional share based awards have been granted subsequent to April 17, 2013. The Company will continue to update this disclosure through the effectiveness date of the Registration Statement if material share based awards are granted.

Retrospective Valuation of Common Stock as of October 4, 2012, October 22, 2012 and December 22, 2012, page 49

27. You disclose that you determined that a retrospective valuation of the fair value of our common stock as of October 4, 2012 and December 22, 2012 was appropriate due to acceleration of the timeframe to a liquidity event. Please revise your disclosure to discuss the significant assumptions used by your board of directors to determine the retrospective value of your common stock as of October 4, 2012 and October 22, 2012. Also regarding your retrospective valuation as of December 22, 2012, revise your disclosure to explain the why the revised OPM was prepared assuming four years to liquidity when the OPM in the May 2012 valuation assumed 2.6 years to liquidity.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 53 and 54 of the Amendment.

Contractual Obligations and Commitments, page 55

28. Please revise your footnote 5 to quantify the amount of milestones you may be obligated to pay in the future under the agreements with RaQualia.

April 29, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 64 of the Amendment.

Kansas Programs, page 56

29. Please identify the purchasers of your series B convertible preferred stock and series C convertible preferred stock that received approximately $1.5 million in Kansas income tax credits from the Kansas Department of Commerce.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 64 of the Amendment.

30. You disclose that if you move your principal place of business, your domicile or certain of your operations outside of the State of Kansas, you may be required to repay certain awards or income tax credits. Please revise your disclosure to clarify the terms of the agreements that require you to repay certain awards or income tax credits and the circumstances that do not require repayment. Also, please quantify the amount of awards or income tax credits that you may have to repay.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 64 and 65 of the Amendment.

Business

Products in Development

AT-001, page 66

31. We note that AT-001 has shown through endoscopic exams that it is safer for the gastrointestinal tract than a NSAID. Please describe the results of the endoscopic exams which led to the conclusion that AT-001 if safer for the gastrointestinal tract.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 75 of the Amendment.

32. Please identify the studies that have demonstrated that EP4 is a major receptor in mediating pain associated with both rheumatoid arthritis and osteoarthritis and inflammation.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 77 of the Amendment. The Company supplementally provides to the Staff by courier with this letter a copy of the following referenced studies that have demonstrated that EP4 is a major receptor in mediating pain associated with both rheumatoid arthritis and osteoarthritis and inflammation:

•

Clark, P., S.E. Rowland, et al. (2008). “MF498 [N-{[4-(5,9-Diethoxy-6-oxo-6,8-dihydro-7H-pyrrolo[3,4-g]quinolin-7-yl)-3-methylbenzyl]sulfonyl}-2-(2-methoxyphenyl)acetamide], a selective E prostanoid receptor 4 antagonist, relieves joint inflammation and pain in rodent models of rheumatoid and osteoarthritis.” Journal of Pharmacology and Experimental Therapeutics 325(2): 425-434.

April 29, 2013

•

Chen, Q., K. Muramoto, et al. (2010). “A novel antagonist of the prostaglandin E(2) EP(4) receptor inhibits Th1 differentiation and Th17 expansion and is orally active in arthritis models.” British Journal of Pharmacology 160(2): 292-310.

•	Lin C.R., F. Amaya, et al. (2006). “Prostaglandin E2 receptor EP4 contributes to inflammatory pain hypersensitivity.” Journal of Pharmacology and Experimental Therapeutics 319(3): 1096-1103.

•

Nakao, K., A. Murase, et al. (2007). “CJ-023,423, a novel, potent and selective prostaglandin EP4 receptor antagonist with antihyperalgesic properties.” Journal of Pharmacology and Experimental Therapeutics 322(2): 686-694.

33. We note that you intend to use the results from a nine-month GLP toxicology study of oral AT-001 given daily as the pivotal study to be submitted to the regulatory authorities to demonstrate target animal safety in dogs. Please provide a description of the study including, the number of dogs enrolled in the study, the blood or other tests that were taken during the study and what they were attempting to measure, the results of the study and any adverse effects and serious adverse events that were observed during the study.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 78 of the Amendment.

34. Please identify and describe the “validated pain scoring system” which you are using as part of your current proof of concept study for AT-001.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 78 of the Amendment.

35. Please clarify whether you plan to submit the results from the two laboratory studies to test the safety of AT-001 in cats to regulatory authorities. If so, please expand your disclosure to describe each of the studies including, the number of cats enrolled in the studies, the blood or other tests that were taken during the study and what they were attempting to measure, the results of the studies and all adverse effects and serious adverse events that were observed during the studies, in addition to the adverse effects to the liver.

Response: In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 79 of the Amendment.

AT-002, page 70

36. We note that you intend to use the results from a dog GLP 12-month toxicology study as the pivotal safety data to be submitted to the regulatory authorities to demonstrate safety in dogs. Please provide a description of the study, including the number of dogs enrolled in the study, the blood or other tests that were taken during the study and what they were attempting to measure, the results of the study and any adverse effects and serious adverse events that were observed during the study.

April 29, 2013

Response: In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 81 of the Amendment.

37. In regard to your current study evaluating the effectiveness of AT-002 compared to placebo for the treatment of inappetance, we note that an interim statistical analysis demonstrated statistically significant increases in both owner assessed appetite scores and body weights in AT-002 treated dogs compared to placebo. Please expand your disclosure to provide the interim results of the study, including the p-value obtained regarding any statistically significant results as well as the endpoints that were not statistically significant. Also, please explain what the p-value measures.

Response: In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 82 of the Amendment.

AT-003

38. We note your belief that your pivotal dog safety study for AT-003 is the subcutaneous toxicity study with twice-weekly dosing for four weeks in dogs. Please provide a description of the study, including the number of dogs enrolled in the study, the blood or other tests that were taken during the study and what they were attempting to measure, the results of the study and any adverse effects and serious adverse events that were observed during the study.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 85 of the Amendment.

Manufacturing, page 76

39. Please identify the contract manufacturer that is developing a manufacturing process for AT-001 that is cGMP compliant. To the extent that you have entered into an agreement with this contract manufacturer, please describe the material terms of the agreement and file it as exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 86 of the Amendment. Supplementally, we advise the Staff that the Company’s arrangement with CML as the contract manufacturer is simply a process agreement that establishes certain standard terms and conditions between the Company and the contract manufacturer, such as payment and timing terms, under which the Company’s products may be manufactured. The Company will place orders with the contract manufacturer through individual purchase orders. The process agreement does not obligate the Company to manufacture any of its products with this contract manufacturer nor does it contain any commitment for the Company to purchase any minimum level of products from this contract manufacturer. Additionally, this is not an exclusive arrangement and the Company has the ability to manufacture its products from alternative manufacturing sources. As such, the Company has concluded that this agreement does not constitute a material contract required to be described and filed as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

April 29, 2013

Exclusive Supply Agreement with Pacira, page 76

40. Please provide the duration of the supply agreement with Pacira. We note that the agreement states that it will continue as long as the license agreement with Pacira, which has an initial term of fifteen years and can be renewed for an additional five years, continues in force.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 86 of the Amendment.

API Development Agreement with RaQualia, page 76

41. Please expand your disclosure to describe the material terms of the agreement with RaQualia including, the upfront payment you received from RaQualia, the remaining payment you will receive upon delivery of a certain quantity of AT-001 and the duration of the agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 87 of the Amendment.

Competition, page 76

42. We note the list of companies which are you potential competitors and that at the product level, you will face competition for AT-001 from Rimadyl, Deramaxx, Previcox and Metacam. Please clarify which companies make these products.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 87 of the Amendment.

Intellectual Property and License Agreements

Exclusive License Agreements with RaQualia, page 77

43. Please expand your disclosure to identify the foreign jurisdictions where you have foreign counterparts to the issued U.S. patents and the jurisdictions where you have pending patent applications.

Response: In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 88 of the Amendment.

44. Please expand your disclosure to provide the material terms of the two agreements with RaQualia, including the amount of the upfront fees, aggregate potential milestones to be paid and royalty rates.

Response: In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 88 of the Amendment.

April 29, 2013

Exclusive License Agreement with Pacira, page 78

45. Please expand your disclosure to discuss the types of patents you have licensed from Pacira (e.g., composition of matter, use of process), expiration dates of the issued patents and the jurisdictions where you have foreign counterparts to the issued U.S. patents and patent applications.

Response: In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 89 of the Amendment.

46. Please expand your disclosure to provide the material terms of the license agreement with Pacira, including the amount of the upfront fee, the royalty rates and the number of years of sales of AT-003 before you are responsible for meeting minimum annual revenue requirements.

Response: In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 89 of the Amendment.

Regulatory, page 78

47. We note that you plan to file for approval of your products in both the United States and Europe. Please revise your disclosure to include a section which describes the regulatory process at the EMA.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 90 and 92-93 of the Amendment.

Shares Eligible for Future Sale

Lock-Up Agreements, page 113

48. Please file the lock-up agreements as exhibits.

Response: The Company acknowledges the Staff’s comment and notes that the lock-up agreement form will be filed as an exhibit to the form of underwriting agreement, which the Company will file as Exhibit 1.1 to the Registration Statement.

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Accounting for Stock-Based Compensation, page F-11

49. You state here that you have the option to repurchase stock-based awards that were exercised prior to vesting at the “lesser” of (1) the original purchase price per share or (2) the fair value of the common share on the date of termination. However, based on the disclosure you provided on page F-25, you may, in practice, repurchase the unvested awards at the greater of the two price points. Please revise your disclosure to resolve this discrepancy and clarify whether the employees are restricted from selling their unvested shares.

Response: The Company respectfully advises the Staff that we have the option to repurchase most of our awards at the lesser of the original purchase price per share or the fair value of the common stock on the date of termination. In addition, for three awards, we have the option to repurchase these awards at the greater of the original purchase price per share or the fair value of the common stock on the date of termination. In response to the Staff’s comment, the Company has revised the disclosure appearing on page F-12 of the Amendment.

April 29, 2013

8. Agreements

RaQualia Pharma Inc. (“RaQualia”), page F-16

50. Please revise your disclosure to quantify the aggregate amount of milestone payments you may become obligated to pay under the December 27, 2010 Exclusive License Agreements with RaQualia. In addition, please disclose the milestones you expect to meet in the near future and the amount of payments you will be obligated to pay for meeting those milestones.

Response: In response to the Staff’s request for the aggregate milestone payments, the Company has revised the disclosure appearing on page F-20 of the Amendment. Supplementally, the Company advises the Staff that its Confidential Treatment Request has requested confidential treatment of the specific milestones and milestone payments associated with the RaQualia license agreement. As described in the Confidential Treatment Request, the Company believes that disclosure of this information would cause competitive harm to both it and RaQualia. The Company believes that by disclosing the aggregate milestone payments it has provided sufficient information to allow investors to evaluate the impact of the license agreement.

51. Please revise your disclosure to clarify what the payment of $800,000 upon execution of the API Development Agreement presents to explain why recognition of this amount is deferred until delivery of the API. If the upfront payment is refundable to RaQualia, disclose the refund terms.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page F-20 of the Amendment to clarify that the up-front payment received by the Company related to the API from RaQualia has been deferred on the balance sheet due to the fact that the Company determined that its obligations under the RaQualia API Agreement represent a single unit of account for which it could not reasonably estimate the effort required, or costs required, related to its obligations under the agreement. In addition, the up-front payment may be refundable if the Company fails to perform under the contract.

Supplementally, the Company advises the Staff, that the Company will recognize the up-front payment plus the $800,000 payment due upon delivery and acceptance of the API by RaQualia as Other Income when it completes its performance obligation under the contract. The Company will have completed its performance obligation upon the “Completion Date” for the contract which is defined as when the Company has delivered 10kg of API “that will be suitable for use in human clinical trials”, is manufactured in accordance with applicable cGMPs and substantially meets the Specifications described in the contract. Upon completion and delivery of the API, the Company will grant to RaQualia a non-exclusive, transferable license to use the API and use the API manufacturing know-how in research and development and commercialization of the product for human use. The Company will record the RaQualia payments as Other Income, as opposed to revenue, because the Company does not intend to perform contract manufacturing of product for treatment of humans as part of its ongoing business.

Pacira Pharmaceuticals, Inc. (“Pacira”), page F-17

52. Please revise your disclosure to describe the milestones you achieved as of December 31, 2012 that triggered your payment obligation of $500,000 and disclose the milestones you expect to meet in the near future and the amount you will be obligated to pay for meeting those milestones. Also, tell us why you classify these milestone obligations as IPR&D, rather than as R&D.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page F-20 of the Amendment. The Company advises the Staff that the $500,000 milestone payment obligation is due upon the earlier of the first dosing of the first client-owned animal subject in a clinical field trial or December 31, 2013. As this milestone payment is due at December 31, 2013, even if a dosing has not then commenced, it is considered to be a time-based milestone payment. Accordingly, this milestone payment was considered to be a portion of the minimum consideration to be paid for the acquisition of the AT-003 license and, as such, was accrued upon the execution of the Pacira Agreement. As the milestone payment was considered part of the minimum consideration to be paid to acquire the AT-003 license, and as the Company had determined that the AT-003 technology had not yet reached technological feasibility and had no alternative future use, the milestone payment was expensed as in-process research and development expense during the year ended December 31, 2012. Supplementally, the Company advises the Staff that there are no milestones under the Pacira license agreement that the Company expects to meet in the next 12 months.

April 29, 2013

9. Convertible Preferred Stock

Issuances, page F-18

53. You issued Series A and Series A-1 convertible preferred stock on the same date. Please revise your disclosure to explain how you determined the Series A-1 convertible preferred stock fair value to be $1.70 per share when the Series A had an issuance price of $1 per share. Include in your disclosure a description of any rights or preferences the Series A-1 has over the Series A that explain the differences in issuance price or fair value and how you considered the voting right and the liquidation preference that Series A appears to have over Series A-1.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing in Note 10 on page F-23 of the Amendment. In addition, the Company has also revised its Management Discussion and Analysis--Critical Accounting Policies appearing on page 54 of the Amendment to include disclosure on the estimates and judgments used in determining the fair value of the Series A-1 Preferred Stock.

54. You disclose that you issued Series A-1 convertible preferred stock to RaQualia as partial consideration to purchase intellectual property rights from RaQualia for $7,350. The amount charged to in-process research and development was $6,525 which was net of $825 excess cash proceeds over the fair value of the shares issued. Please revise to disclose how you accounted for the $825 excess amount.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing in Note 10 on page F-23 of the Amendment.

10. Common Stock, page F-22

55. Please disclose how you account for the common stock forfeited by former employees when you decide not to reacquire the shares.

Response: The Company advises the Staff that, when common stock has been issued upon the early exercise of stock options, its common stock is not automatically forfeited by employees whenever the Company elects not to repurchase the common stock upon the termination of the employment or service of the holder. In such cases, the shares of common stock remain recorded as issued and outstanding shares of common stock. In response to the Staff’s comment and to clarify this accounting, the Company has revised the disclosure appearing on page F-27 of the Amendment.

April 29, 2013

11. Stock-Based Awards

Stock Options, page F-23

56. The ASC Master Glossary defines intrinsic value as “the amount by which the fair value of the underlying stock exceeds the exercise price of an option” Please revise your disclosure of the calculation of intrinsic value of the options and the restricted stock awards to remove the word “deemed” when you refer to fair value.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing in Note 12 on pages F-29 and F-30 of the Amendment.

Restricted Common Stock, page F-25

57. Please revise your disclosure to describe the restrictions imposed on the common stock issued and the duration of these restrictions.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages F-31 and F-32 of the Amendment to disclose that the restrictions on restricted stock awards are released only after the award has vested.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 or my colleague, Daniel Rees, at 714-755-2244 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

B. Shayne Kennedy

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Steven St. Peter, M.D., Aratana Therapeutics, Inc.

Peter N. Handrinos, Esq., Latham & Watkins LLP